                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          SCHEDULE 13D AMENDMENT NO. 15

                    Under the Securities Exchange Act of 1934


                             CONE MILLS CORPORATION
                             ----------------------
                                (Name of Issuer)


                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)


                                   206814 10 5
                                   -----------
                                 (CUSIP Number)


                            Albert A. Woodward, Esq.
                        Leonard, Street And Deinard, P.A.
                             150 South Fifth Street
                                   Suite 2300
                          Minneapolis, Minnesota 55402
                                 (612) 335-1500
                                 --------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                  May 19, 2002
                                  ------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                     (Cover page continued on next 2 pages)


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                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                   MARC H. KOZBERG
(entities only)...........................................

(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X

                                                              (b)

(3) SEC use only..........................................

(4) Source of funds (see instructions)                        PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization..................    USA

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    170,756

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    170,756

     (10) Shared dispositive power........................    -0-

(11) Aggregate amount beneficially owned by each reporting
person.                                                       170,756

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11)...    0.7%

(14) Type of reporting person (see instructions)..........    IN


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                                  SCHEDULE 13D

                              CUSIP NO. 206814 10 5

(1) Names of reporting persons............................
I.R.S. Identification Nos. of above persons                  MARVIN W. GOLDSTEIN
(entities only)...........................................

(2) Check the appropriate box if a member of a group (see
instructions)                                                 (a)     X

                                                              (b)

(3) SEC use only..........................................

(4) Source of funds (see instructions)                        PF

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6) Citizenship or place of organization..................    USA

Number of shares beneficially owned by each reporting person with:

     (7) Sole voting power................................    354,362

     (8) Shared voting power..............................    -0-

     (9) Sole dispositive power...........................    354,362

     (10) Shared dispositive power........................    -0-

(11) Aggregate amount beneficially owned by each reporting
person.                                                       354,362

(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions).

(13) Percent of class represented by amount in Row (11)...    1.4%

(14) Type of reporting person (see instructions)..........    IN


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INTRODUCTION

         The Holders originally filed a Schedule 13D relating to Cone Mills Corporation (the "Issuer") on December 16, 1998. The original filing was amended on January 19, 1999, February 16, 1999, March 9, 1999, June 16, 1999, September 30, 1999, November 4, 1999, March 9, 2000, July 14, 2000, December 22, 2000,
March 28, 2001, April 26, 2001, June 6, 2001, November 13, 2001 and February 7, 2002. This filing is the fifteenth amendment to the original Schedule 13D filing.

         The Holders' responses to Items 1, 3, 4 remain unchanged, and the Holders hereby restate the information contained in the original filing and subsequent amendments thereto for those items.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed jointly by the individuals and entity identified below (collectively the "Holders"). There have been no changes in the background, occupations, or addresses of the Holders since the filing of the last Schedule 13D Amendment to which this filing is an amendment, except that VirtualFund.com, Inc., Edward S. Adams and Timothy R. Duoos have withdrawn from the investor group.

         1.   Marc H. Kozberg
         2.   Dr. Demetre Nicoloff
         3.   Robert H. Paymar
         4.   The Temple Company, L.L.P.
         5.   Charmel Limited Partnership
         6.   Charmel Enterprises, Inc.
         7.   Richard Fitzgerald
         8.   Charles Barry
         9.   Melanie Barry
         10.  Marvin W. Goldstein
         11.  Robert C. Klas, Sr.
         12.  Nicoloff Properties Partnership
         13.  Ardelle Nicoloff


ITEM 4.  PURPOSE OF TRANSACTION.

         The Holders incorporate by reference their disclosures in Item 4 to their original Schedule 13D and prior amendments thereto.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of May 24, 2002 by each of the Holders is set forth below:

                                        Number of Shares        Percentage of
              Name                      of Common Stock       Outstanding Shares
              ----                      ---------------       ------------------
     Marc H. Kozberg (6)                    170,756                 0.7%
     Dr. Demetre Nicoloff                   425,217                 1.7%
     Robert H. Paymar                       172,904                 0.7%
     The Temple Company, L.L.P.             142,160                 0.6%
     Charmel Limited Partnership            793,200                 3.1%
     Charmel Enterprises, Inc. (2)          793,200                 3.1%
     Richard Fitzgerald (1)                 142,160                 0.6%
     Charles Barry (1)(2)(5)              1,035,360                 4.0%
     Melanie Barry (2)                      793,200                 3.1%
     Marvin W. Goldstein (4)                354,362                 1.4%
     Robert C. Klas, Sr.                    474,127                 1.9%
     Nicoloff Properties Partnership        122,400                 0.5%
     Ardelle Nicoloff (3)                   122,400                 0.5%

(1) Includes 142,160 shares of Common Stock owned by The Temple Company, L.L.P.
(2) Includes 793,200 shares of Common Stock owned by Charmel Limited Partnership
(3) Includes 122,400 shares of Common Stock owned by Nicoloff Properties Partnership, over which Ms. Nicoloff exercises voting and dispositive control.
(4) Includes 2,000 shares of Common Stock held in custodial accounts for which Mr. Goldstein is the custodian; includes 1,000 shares of Common Stock purchasable under currently exercisable options.
(5) Includes 100,000 shares of Common Stock held by Wells Fargo Bank, as Trustee of the Twin Cities Fan & Blower Co. Profit Sharing Plan FBO Charles Barry.
(6) Includes 2,000 shares of Common Stock purchasable under currently exercisable options.

         The Holders' responses to Items 7 through 13 of the cover pages of the statement are incorporated herein by reference. Cover pages have been included in this filing only to the extent a Holder's beneficial ownership in the securities of the Issuer has changed since the most recent filing of a Schedule 13D amendment to which this statement is an amendment.

         According to the Issuer's most recent Form 10-Q filing with the SEC, the Issuer had 25,692,993 shares of Common Stock outstanding as of April 30, 2002. The Holders, as of May 24, 2002, collectively beneficially own 2,755,126 shares of the Issuer's Common Stock, constituting approximately 10.7% of the Issuer's outstanding voting Common Stock.


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         The following transactions by the Holders in Common Stock of the Issuer have not been previously reported by the Holders in a Schedule 13D amendment:

                                              TYPE OF      NUMBER OF     PRICE/
                   NAME         DATE         TRANSACTION     SHARES      SHARE
                   ----         ----         -----------     ------      -----
Marc H. Kozberg               05/16/00       Option (2)      1,000       $5.75
Marc H. Kozberg               05/15/01       Option (2)      1,000       $1.42
Marc H. Kozberg               11/06/01      Exercise (3)     1,000       $1.42
Marc H. Kozberg               02/05/02        Grant (1)      2,713       $2.12
Marvin W. Goldstein           02/05/02        Grant (1)      2,713       $2.12
Marvin W. Goldstein           05/01/02        Grant (1)      2,149       $3.84
Marc H. Kozberg               05/01/02        Grant (1)      1,889       $3.84
Marc H. Kozberg               05/14/02       Option (2)      1,000       $3.77
Marvin W. Goldstein           05/14/02       Option (2)      1,000       $3.77

(1) Grant of stock as director of the Issuer. Price/share is the value at time of grant for tax purposes.
(2) Grant of option to purchase stock as director of Issuer. All options are currently exercisable with seven year terms. Price/share column indicates exercise price per share.
(3)      Exercise of stock option granted May 15, 2001.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A - Agreement as to joint filing pursuant to Regulation Section 240.13d-1(f)(1)(iii).

         Exhibit B - Form of Proposal and Shares Subscription among Holders and MK Acquisition, Inc. (previously filed)


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                                   SIGNATURES

         After reasonable inquiry, and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated: June 7, 2002


         /s/ Marc H. Kozberg
---------------------------------------           /s/ Marvin W. Goldstein
Marc H. Kozberg                          ---------------------------------------
                                         Marvin W. Goldstein
         /s/ Demetre Nicoloff
---------------------------------------           /s/ Robert C. Klas, Sr.
Dr. Demetre Nicoloff                     ---------------------------------------
                                         Robert C. Klas, Sr.
         /s/ Robert H. Paymar
---------------------------------------  NICOLOFF PROPERTIES PARTNERSHIP
Robert H. Paymar
                                         By:   /s/ Ardelle Nicoloff
         /s/ Ardelle Nicoloff               ------------------------------------
---------------------------------------        Ardelle Nicoloff, general partner
Ardelle Nicoloff

THE TEMPLE COMPANY, L.L.P.

By:      /s/ Charles Barry
   ------------------------------------
         Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:      Charmel Enterprises, Inc.

         By:  /s/ Charles Barry
            ---------------------------
              Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:      /s/ Charles Barry
   ------------------------------------
         Charles Barry, President

         /s/ Richard Fizgerald
---------------------------------------
Richard Fitzgerald

         /s/ Charles Barry
---------------------------------------
Charles Barry

         /s/ Melanie Barry
---------------------------------------
Melanie Barry


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                                    EXHIBIT A

                          AGREEMENT AS TO JOINT FILING


         Pursuant to Regulation Section 240.13d-1(f)(1)(iii), the undersigned acknowledge and agree that the attached Schedule 13D Amendment relating to Cone Mills Corporation is being filed on behalf of each of the undersigned.


         /s/ Marc H. Kozberg
---------------------------------------           /s/ Marvin W. Goldstein
Marc H. Kozberg                          ---------------------------------------
                                         Marvin W. Goldstein
         /s/ Demetre Nicoloff
---------------------------------------           /s/ Robert C. Klas, Sr.
Dr. Demetre Nicoloff                     ---------------------------------------
                                         Robert C. Klas, Sr.
         /s/ Robert H. Paymar
---------------------------------------  NICOLOFF PROPERTIES PARTNERSHIP
Robert H. Paymar
                                         By:   /s/ Ardelle Nicoloff
         /s/ Ardelle Nicoloff               ------------------------------------
---------------------------------------        Ardelle Nicoloff, general partner
Ardelle Nicoloff

THE TEMPLE COMPANY, L.L.P.

By:      /s/ Charles Barry
   ------------------------------------
         Charles Barry, a partner

CHARMEL LIMITED PARTNERSHIP

By:      Charmel Enterprises, Inc.

         By:   /s/ Charles Barry
            ---------------------------
               Charles Barry, President

CHARMEL ENTERPRISES, INC.

By:      /s/ Charles Barry
   ------------------------------------
         Charles Barry, President

         /s/ Richard Fizgerald
---------------------------------------
Richard Fitzgerald

         /s/ Charles Barry
---------------------------------------
Charles Barry

         /s/ Melanie Barry
---------------------------------------
Melanie Barry